SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934*

                        Cypress Semiconductor Corporation
     ---------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
     ---------------------------------------------------------------------
                         (Title of Class of Securities)

                                    232806109
     ---------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                 Daniel S. Loeb
                                 Third Point LLC
                                 390 Park Avenue
                               New York, NY 10022
                                 (212) 224-7400
     ---------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                            Michael A. Schwartz, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                  July 31, 2007
     ---------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D



---------------------------------                             ------------------
CUSIP No. 232806109                                           Page 2 of 11 Pages
---------------------------------                             ------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Third Point LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    7,674,000
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                7,674,000
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            7,674,000
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                               [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.1%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D



---------------------------------                             ------------------
CUSIP No. 232806109                                           Page 3 of 11 Pages
---------------------------------                             ------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Daniel S. Loeb
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    7,674,000
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                7,674,000
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            7,674,000
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                               [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.1%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

     This Schedule 13D is being filed on behalf of Third Point LLC, a Delaware limited liability company (the "Management Company"), and Daniel S. Loeb, an individual ("Mr. Loeb", and together with the Management Company, the "Reporting Persons"). This Schedule 13D relates to the Common Stock, par value $0.01 per share, of Cypress Semiconductor Corporation, a Delaware corporation (the "Company"). Unless the context otherwise requires, references herein to the "Common Stock" are to such Common Stock of the Company. The Management Company is the investment manager or adviser to a variety of hedge funds and managed accounts (such funds and accounts, collectively, the "Funds"). The Funds directly own the Common Stock to which this Schedule 13D relates, and the Management Company and Mr. Loeb may be deemed to have beneficial ownership over such Common Stock by virtue of the authority granted to them by the Funds to vote and to dispose of the securities held by the Funds, including the Common Stock.

Item 1.   Security and Issuer

     This statement on Schedule 13D relates to the Common Stock of the Company and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The address of the principal executive offices of the Company is 198 Champion Court, San Jose, California 95134.

Item 2.   Identity and Background.

     (a) This statement is filed by the Reporting Persons. Daniel S. Loeb is the Chief Executive Officer of the Management Company and controls the Management Company's business activities. The Management Company is organized as a limited liability company under the laws of the State of Delaware.

     (b) The address of the principal business and principal office of the Management Company and Mr. Loeb is 390 Park Avenue, 18th floor, New York, New York 10022.

     (c) The principal business of the Management Company is to serve as investment manager or adviser to the Funds, and to control the investing and trading in securities of the Funds. The principal business of Mr. Loeb is to act as the Chief Executive Officer of the Management Company.

     (d) None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Loeb is a United States citizen.

Item 3.   Source and Amount of Funds or Other Consideration

     The Funds expended an aggregate of approximately $171,003,240 of their own investment capital to acquire the 7,674,000 shares of Common Stock held by them. The Funds effect purchases of securities primarily through margin accounts maintained for them with Goldman, Sachs & Co., Citigroup Global Markets, Inc. and UBS Securities LLC, which may extend margin credit to the Funds as and when required to open or carry positions in the margin accounts, subject to applicable Federal margin regulations, stock exchange rules and the firm's credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4.   Purpose of Transaction

     The purpose of the acquisition of beneficial ownership of the securities by the Funds is for investment, and the acquisition was effected because of the Reporting Persons' belief that the Company represents an attractive investment based on the Company's business prospects.

     The Reporting Persons generally support the existing strategy of the Company and believe that the Company's management team and its Board of Directors (the "Board") have, since the beginning of 2006, been very effective in identifying and enhancing the value of Sunpower for the benefit of the Company's shareholders (which the Reporting Persons believe has already been reflected in the valuation of the Common Stock) and in significantly increasing the value of the Company's semiconductor business (which the Reporting Persons believe has not yet been reflected in the valuation of the Common Stock). Specifically, the Company's management has taken important steps in divesting money-losing, underperforming, non-core and commodity semiconductor units over the past 18 months and in materially reducing the physical infrastructure associated with the semiconductor business, resulting in a large and permanent reduction in capital spending requirements. The Company's management has also refocused the semiconductor business on fast-growing, value-added and higher-margin products, which the Reporting Persons believe will result in strong free cash flow generation by that business. In addition, from a corporate finance perspective, the Company has "refinanced" its convertible debt advantageously and sold Sunpower shares, allowing it to repurchase Common Stock on an opportunistic and accretive basis.

     However, during this same period, as management has made these many positive strategic moves, the implied value of the semiconductor business embedded within the Common Stock market price has declined by about 15%, significantly underperforming the semiconductor indices, which have risen. Given this sustained period of underperformance by the "semiconductor portion" of the Common Stock, and given that further buybacks of Common Stock at current levels would not be nearly as accretive as those in the past, (as Sunpower now makes up roughly 80% of the value of the Common Stock), we believe that it is time for management and the Board to aggressively pursue various strategies that should cause the significant value of the Company's semiconductor business to be fully reflected in the market price of the Common Stock. While the Reporting Persons appreciate that management has committed to distributing the Company's stake in Sunpower no later than 2009, the Reporting Persons believe that there are tax-efficient mechanisms to do so sooner and believe that the

Board (which the Reporting Persons understand is well aware of these issues) should expedite its review of these mechanisms in order to implement as soon as practicable a strategy that will allow the Company's shareholders to realize the value of the semiconductor business well before 2009.

     The Reporting Persons intend to make themselves available to the Board to discuss in depth their views on this extremely important issue, as well as the metrics by which the Reporting Persons have concluded that the financial markets are materially undervaluing the Company's semiconductor business today. In general, the Reporting Persons observe that the implied value of the Company's semiconductor business (as measured by the total market capitalization of the Company, minus the value of the Sunpower holdings, minus the net cash position at the semiconductor business) currently stands at roughly $800 million. The Reporting Persons believe that this implied valuation understates by at least 50% the fundamental value of the Company's semiconductor business, based on key metrics such as price-to-sales, price-to-earnings and free-cashflow-yield - as compared to its relevant semiconductor peers. Moreover, the Reporting Persons believe that the current implied valuation of the Company's semiconductor business is well less than one-half of the valuation the Reporting Persons understand was ascribed to it during advanced LBO discussions that took place in the fall of 2006 - and that this business has only become more valuable since. Given their belief that this valuation "disconnect" could persist until a distribution date for the Company's Sunpower holdings draws nearer, the Reporting Persons believe that the Cypress Board must expeditiously continue to follow its successful path of doing what is best for the Company's shareholders, which has already resulted in significant gains for stakeholders. Specifically, the Reporting Persons ask that the Board immediately consider all means to cause the full value of the Company's semiconductor business to be appropriately reflected in the current share price - which the Reporting Persons believe could result in an increase in the market price of the Common Stock of 25% from current levels.

     The Reporting Persons are engaged in the investment business, and in pursuing this business, the Reporting Persons analyze the operations, capital structure and markets of companies, including the Company, on an ongoing basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management). The Reporting Persons have had conversations with members of the Company's management and, depending on prevailing market, economic and other conditions, one or more of the Reporting Persons may from time to time, among other things, hold discussions with third parties or further discussions with management of the Company in which, or as a result of which, the Reporting Persons may suggest or take a position with respect to potential changes in the operations, strategy, management or capital structure of such companies as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D under the Exchange Act, including, without limitation, such matters as disposing of or selling all or a portion of the Company or acquiring another company or business, changing operating or marketing strategies, adopting or not adopting certain types of anti-takeover measures and restructuring the Company's capitalization or dividend policy. Except as described in this Schedule 13D, the Reporting Persons presently do not have any plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D. Each of the Reporting Persons may, at any time, review or reconsider its position with respect to the Company and formulate plans or proposals with respect to any of such matters.

     The Reporting Persons intend to review their investment in the Company on a continuing basis and, depending upon the price and availability of the Company's securities, subsequent developments concerning the Company, the Company's business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time (via the Funds or otherwise) to increase or decrease the size of their investment in the Company or to sell any or all of the securities of the Company that they hold.

Item 5.   Interest in Securities of the Issuer

     (a) As of the date of this Schedule 13D, the Management Company and Mr. Loeb beneficially own 7,674,000 shares of Common Stock (the "Shares"). The Shares represent 5.1% of the 151,188,267 shares of Common Stock outstanding as of May 1, 2007, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended April 1, 2007. The percentages used herein and in the rest of this statement are calculated based upon this number of outstanding shares.

     (b) The Management Company and Mr. Loeb share voting and dispositive power over the 7,674,000 shares of Common Stock held directly by the Funds.

     (c) Schedule A hereto sets forth certain information with respect to transactions by the Funds, at the direction of the Reporting Persons, in the Common Stock during the past 60 days. All of the transactions set forth on Schedule A were effected in open market transactions on the New York Stock Exchange. Except as set forth on Schedule A, during the past 60 days there were no transactions in the Common Stock effected by the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members.

     (d) Other than the Funds which directly hold the Shares, and except as set forth in this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto.

     Except as set forth herein, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company.

Item 7.   Material to be Filed as Exhibits

99.1. Joint Filing Agreement, dated as of August 9, 2007, by and between the Reporting Persons.

99.2. Power of Attorney granted by Mr. Daniel S. Loeb in favor of James Kelly, Justin Nadler, Zachary Snow and Keith Waller, dated December 1, 2006.


                         [Signatures on following page]

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: August 9, 2007



                                    THIRD POINT LLC

                                    By:  Daniel S. Loeb, Chief Executive Officer


                                    By:  /s/ Justin Nadler
                                       --------------------------------
                                       Name:   Justin Nadler
                                       Title:  Attorney-in-Fact





                                    DANIEL S. LOEB


                                    By:  /s/ Justin Nadler
                                       --------------------------------
                                       Name:   Justin Nadler
                                       Title:  Attorney-in-Fact

















                 [SIGNATURE PAGE TO SCHEDULE 13D WITH RESPECT TO
                       CYPRESS SEMICONDUCTOR CORPORATION]

                                   Schedule A
                                   ----------


                   (Transactions by the Funds in Common Stock
                            during the past 60 days)


       Date            Transaction          Shares          Price Per Share($)
       ----            -----------          ------          ------------------

------------------ ------------------- ------------------ ----------------------
     06/14/07               BUY             258,300               21.850
------------------ ------------------- ------------------ ----------------------
     06/15/07               BUY             100,000               22.040
------------------ ------------------- ------------------ ----------------------
     06/18/07               BUY             170,400               22.128
------------------ ------------------- ------------------ ----------------------
     06/20/07               BUY             130,000               22.981
------------------ ------------------- ------------------ ----------------------
     06/20/07               BUY             100,000               22.998
------------------ ------------------- ------------------ ----------------------
     06/20/07               BUY              20,000               23.018
------------------ ------------------- ------------------ ----------------------
     06/22/07               BUY             600,000               23.648
------------------ ------------------- ------------------ ----------------------
     06/22/07               BUY             194,000               23.682
------------------ ------------------- ------------------ ----------------------
     06/25/07               BUY             300,000               23.687
------------------ ------------------- ------------------ ----------------------
     06/25/07               BUY             236,000               23.856
------------------ ------------------- ------------------ ----------------------
     06/26/07               BUY             185,000               23.504
------------------ ------------------- ------------------ ----------------------
     06/26/07               BUY             200,000               23.404
------------------ ------------------- ------------------ ----------------------
     06/27/07               BUY             415,000               23.242
------------------ ------------------- ------------------ ----------------------
     06/28/07               BUY             200,000               23.598
------------------ ------------------- ------------------ ----------------------
     06/28/07               BUY             170,000               23.563
------------------ ------------------- ------------------ ----------------------
     06/29/07               BUY             330,000               23.372
------------------ ------------------- ------------------ ----------------------
     06/29/07               BUY             400,000               23.257
------------------ ------------------- ------------------ ----------------------
     06/29/07               BUY              36,200               23.290
------------------ ------------------- ------------------ ----------------------
     06/29/07              SELL             (36,200)              23.290
------------------ ------------------- ------------------ ----------------------
     07/02/07               BUY             400,000               23.861
------------------ ------------------- ------------------ ----------------------
     07/03/07               BUY             235,000               24.083
------------------ ------------------- ------------------ ----------------------
     07/05/07               BUY              40,000               24.275
------------------ ------------------- ------------------ ----------------------

------------------ ------------------- ------------------ ----------------------
     07/09/07               BUY              50,000               24.973
------------------ ------------------- ------------------ ----------------------
     07/09/07               BUY              25,000               25.001
------------------ ------------------- ------------------ ----------------------
     07/10/07               BUY              35,000               24.768
------------------ ------------------- ------------------ ----------------------
     07/11/07               BUY              86,000               24.805
------------------ ------------------- ------------------ ----------------------
     07/12/07               BUY              16,500               24.709
------------------ ------------------- ------------------ ----------------------
     07/16/07               BUY              15,500               25.369
------------------ ------------------- ------------------ ----------------------
      0723/07               BUY              97,000               25.851
------------------ ------------------- ------------------ ----------------------
     07/24/07               BUY             100,000               25.348
------------------ ------------------- ------------------ ----------------------
     07/25/07               BUY              3,500                24.520
------------------ ------------------- ------------------ ----------------------
     07/25/07               BUY             175,600               24.490
------------------ ------------------- ------------------ ----------------------
     07/25/07              SELL            (175,600)              24.490
------------------ ------------------- ------------------ ----------------------
     07/26/07               BUY             150,000               24.431
------------------ ------------------- ------------------ ----------------------
     07/26/07               BUY             446,500               24.189
------------------ ------------------- ------------------ ----------------------
     07/27/07               BUY             100,000               24.490
------------------ ------------------- ------------------ ----------------------
     07/30/07               BUY             400,000               25.506
------------------ ------------------- ------------------ ----------------------
     07/31/07               BUY             150,000               25.779
------------------ ------------------- ------------------ ----------------------
     08/02/07               BUY              24,000               25.167
------------------ ------------------- ------------------ ----------------------